Microsemi Corporation
One Enterprise

Aliso Viejo, CA 92656

January 11, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Thomas Jones and Nicholas P. Panos

Re:	Microsemi Corporation Registration Statement on Form S-4 (File No. 333-208568) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Microsemi Corporation (the “Registrant”) hereby requests that the effectiveness under the Act of the above-captioned Registration Statement on Form S-4 (File No. 333-208568), as amended to date, be accelerated to 9:00 a.m., Eastern time, on Wednesday, January 13, 2016, or as soon as thereafter practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul S. Scrivano of O’Melveny & Myers LLP at (650) 566-2536 or by email at pscrivano@omm.com or Angola Russell of O’Melveny & Myers LLP at (212) 326-2086 or by email at arussell@omm.com with any questions you may have concerning this

U.S. Securities and Exchange Commission

request. In addition, please notify Mr. Scrivano and Ms. Russell when this request for acceleration has been granted.

Sincerely,

Microsemi corporation

By:	/s/David Goren
David Goren
Senior Vice President Business Affairs, Legal and Compliance

cc:	Paul S. Scrivano, O’Melveny & Myers LLP Angola Russell, O’Melveny & Myers LLP